The Cookie Department

Retail | Main Street | Health and Fitness | Lifestyle | B2C

Because getting the body into "Mint Condition" can be a "Cake Walk"! Keto never tasted this good!

THECOOKIEDEPARTMENT.COM PORTLAND OREGON



The Cookie Department
SOFT BAKED!
10g PROTEIN
FULLY FUNCTIONAL COOKIES
TOUGH COOKIE
The Cookie Department
SOFT BAKED!
MACA
COOKIES
NOOKIE
The Cookie Department
SOFT BAKED!
VEGAN
FULLY FUNCTIONAL COOKIES
GREAT FULL



My wife has had an arduous healing journey from debilitating traumatic brain injuries. On the Dr. prescribed ketogenic diet, her blood sugar stabilized, and nerve pain and brain fog have decreased. I bake treats that allow her to indulge while also taking good care of her body. As keto has exploded, we've brought them to market for others to enjoy.

Akiva Resnikoff Founder & CEO The Cookie Department @ The Cookie Department

Why you may want to support us...

1. Available on 7-Eleven shelves as one of their first ketogenic friendly cookie offerings.
2. Confirmed launch onto GNC shelves in March 2020
3. Designated as an "Amazon's Choice" product.
4. E-commerce sales increased 1056% since launching keto friendly products on 8/19/19
5. The first ketogenic friendly cookie to be sold on Bodybuilding.com
6. Since launching our keto line, Amazon sales are up 893% Capacity to expand production to 500,000 cookies per week
7. Growing at an average of 1 new independent retail store per day
8. Capacity to expand production to 500,000 cookies per week

Why investors ♥ us

WE'VE RAISED $493,033 SINCE OUR FOUNDING



In making investment decisions, investors can take many paths when analyzing an opportunity. Many individual entrepreneurs can have a vision, develop a strategy and build a business plan. I invest with entrepreneurs that not only meet those criteria, but also have passion, a product/service that can connect with the end users, the ability to communicate/market to all levels, and execute the plan. Akiva Resnikoff checks all boxes. The Cookie Department cookies utilize some unique baking innovations, high quality, and are healthier then your average cookie. Akiva and Team are fully committed. That is why I have my "Dough" with The Cookie Department.

David Ramon

Balzer's LLC, Managing Partner and Investor in The Cookie Department



Mostly because of the military contracts and your ability to expand

Peter Torre



www.linkedin.com/in/craigvomlehn Feel free to connect!

Craig Vom Lehn

Private Equity portfolio company management, MBA, Strategy and Financial Analysis. Family man and dividend investor in Gilbert, AZ

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Akiva Resnikoff

Founder & CEO The Cookie Department

14 years experience in the functional foods & beverage industry + 1 year of pastry arts training.



Andrea Kirschner MBA

Interim CFO

Former Operating VP Finance at HSN, Kirschner is a financial planning/ analysis expert. (part time)



Bridget Jacobs

Creative Director

Expertise in branding and design. (part-time)



Elannah C Cramer

Brain Injury Survivor, keto cookie inspiration

With an Executive Recruiting background, Cramer's career was halted due to recurring brain injury symptoms sustained in a car accident. Engaged in a long healing journey, she mentors those with TBIs and supports the growth of The Cookie Department.

In the news

Downloads

marketing-deck-0918-V2.pdf

The lightbulb moment

Back in 2009, I was sitting at a coffee shop and observed as patron after patron purchased a cookie or baked good along with a cup of coffee. I wondered about the possibility of combining the two, to create a caffeinated cookie. My mom's an amazing baker, so her kitchen, with her help was a great place to test out the concept. After over 60 trial and error batches, we finally perfected what would become the signature cookie.



So, the Awaken Baked was born, and I started selling to 5 or so local Berkeley coffee shops. As my little passion project grew, my mom's kitchen was no longer sufficient for baking, so I made an arrangement with my cousin who owns an artisan bread bakery in Berkeley, CA. During the day I was a Sales Manager for his company, at night I baked 20 dozen or so Awaken Baked cookies and in the early mornings, I delivered the cookies to my handful of local customers.

Gaining traction

Over the next 2 years, I created 2 additional cookie flavors and it became apparent that I needed to better leverage my time and energy. I decided to try making our cookies packaged, instead of daily baked. I picked up some cellophane envelopes, had some stickers printed.


The Cookie Department
PEANUT POWER
AWAKEN BAKED

I went to a movie theater, a college campus, and climbing gyms in Berkeley and Oakland, testing out what kind of sales I could generate. I was starting to have some solid traction with the packaged cookie model, so I needed a financial boost to break into a larger mass market. At this point I was still doing all the baking myself, as well as the packaging and delivery. To invest everything I could into my venture, I moved back into my parents home and sold my car to buy a used delivery van, which I had wrapped with the company logo.


The Cookie Department
FULLY FUNCTIONAL COOKIES
The Cookie Department

I did a little friends and family investment round that I used to buy my own packaging machine. I also transitioned from baking the cookies myself to using a contract bakery in San Francisco and launched several more SKUs, 6 in total at one point.


Department
GLUTEN-FREE
CHERRY BOMB
(double-chocolate probiotic cookie)
FULLY FUNCTIONAL COOKIES
1B
The Cookie Department
GREAT FULL
(vegan sweet potato wellness cookie)
FULLY FUNCTIONAL COOKIES
The Cookie Department
SNAP BACK
(ginger detox cookie)
The Cookie Department
TOUGH COOKIE
(peanut butter protein cookie)
FULLY FUNCTIONAL COOKIES
10
The Cookie Department
CHOCOLATE CHIP NOOKIE
(vitality cookie)
FULLY FUNCTIONAL COOKIES
The Cookie Department
AWAKEN BAKED
(espresso cookie)
1

After extensive solicitation everywhere I could think of, a break came. I was invited to participate in a Google food fair, and our cookies were accepted into the Mountain View Google campus as a free snack offering for their employees. our foodservice and alternative distribution business; focusing on more tech companies, gyms, juice bars, movie theaters, college campuses, and hotels. We also got a contract with Spirit Airlines to sell our cookies as part of a snack box on their airplanes.



The decision to change our entire cookie line

As the saying goes, "when you're not growing, you're dying", and although we've spent years trying to compete in the functional cookie space, we've encountered various growth-inhibiting challenges. Among them has been the growing customer demand for lower sugar, lower carbohydrate cookie options. Although 30% of the sugar in our classic line had been derived from dates rather than evaporated cane sugar, these cookies still contained over 20g of sugar per cookie, which hadn't propelled us toward our growth goals.


The Cookie Department
FULLY FUNCTIONAL COOKIES
CHOCOLATE CHIP
GREAT FULL
AWAKEN BAKED

As markets like Safeway are beginning to dedicate entire sections to ketogenic friendly products, and "ketogenic" was the number one google-searched diet of 2018 and 2019 with explosive industry growth projections, on August 19th we launched 2 Ketogenic friendly, gluten-free cookies that contain only 1 gram of sugar and 3-4 net carbs.


The Cookie Department
KETO
GLUTEN FREE
CAKE WALK™
BIRTHDAY CAKE + SPRINKLES
FULLY FUNCTIONAL COOKIES
3:1

Keto is personal

My wife has had an arduous healing journey from debilitating traumatic brain injuries. On the Dr. prescribed ketogenic diet, her blood sugar stabilized, and nerve pain and brain fog have decreased. I bake treats that allow her to indulge while also taking good care of her body. As keto has exploded, we've brought them to market for others to enjoy.



The shift to the Cookie Department needed

Since launching our keto line, our online sales are up 1056%, our Amazon sales are up 893% and we've been growing at an average of 1 new independent retail stores per day. Having launched the two keto SKUs at the beginning of Q4 2019, 70.54% of total sales came from the keto cookies.

Investor Q&A

– COLLAPSE ALL

What does your company do?

For the past 10 years, The Cookie Department has offered a line of traditional cookie flavors like Chocolate Chip and Ginger Snap with added functional ingredients like Fair Trade coffee and superfoods. Several months ago we pivoted, and now exclusively offer cookies that are gluten free, have 1 gram of sugar, and 3-4 net carbohydrates, to appeal to the ever growing low carb consumer market. We're one of the first ketogenic friendly, gluten free certified packaged cookies.

Why did you choose this idea?

My wife has had an arduous healing journey from debilitating traumatic brain injuries. On the Dr. prescribed ketogenic diet, her blood sugar stabilized, and nerve pain and brain fog have decreased. I bake treats that allow her to indulge while also taking good care of her body. As keto has exploded, we've brought them to market for others to enjoy.

Are you making any changes to get the products ready for wider distribution?

We will be launching two new Keto flavors by the end of Q2 of 2020.

Do you sell online?

Yes, through the following ecommerce retailers:
- Amazon Prime, designated "Amazon's Choice" and sales are up 400% since launching keto products.
- TheCookieDepartment.com - Sales up 279% since launching keto products.
- Ketogenic.com
- Bodybuilding.com
- Netrition.com

We're also featured in a handful of keto specific subscription boxes.

- The Keto Box, 8500 new prospective keto consumers in December. We will also be featured in their March box with 6000 Mint Condition cookies. They have already committed to featuring our third keto cookie once it has launched.
- Ketogenic.com launched a new subscription box and we are the featured cookie for their December/January box for 1000 keto customers.

Which brick and mortar retailers sell your products?

GNC
7-11
Select Robeks

What is your retail price?

Depending on retailer, price ranges from $2.79 to $3.29

What are your margins?

Our margins range between 28% and 45%, as some customers have grandfathered pricing or volume discounts.

Do you sell direct or through distribution?

Amongst all of the channels that we sell in, we have a split between direct selling and using distribution. I do have a distributor that sells to a large selection of climbing gyms in the country, but primarily, climbing gyms are sold direct. Food service is mainly through distributors including UNFI, Vistar, Reliant, Ben E Keiths, Canteen and Green Earth Beverage. Reliant also delivers our product to smoothie bar and juice chains, as well as coffee shops. I also have my own direct accounts that I sell to including Robeks, the smoothie bar chain, and a bunch of independent coffee shops and juice bars spread throughout the country. Our planned retail grocery expansion will most likely be through distribution.

Who are the consumers that you're targeting?

The majority of our consumers prioritize eating diets low in sugar and low in carbohydrates, including those on the ketogenic, Atkins, and South Beach diets. We also attract gluten free consumers, as our cookies are certified gluten free, and thus celiac friendly.

How is manufacturing done?

We contract with a co-packer just outside of Portland Oregon. We simply supply them with packaging, and they handle all manufacturing from there. Our inventory fulfillment warehouse has also simplified logistics, significantly freeing up my time to focus more on sales.

Do you have capacity to expand production?

Yes. We have the capacity to expand production to half a million cookies per week.

What is your ultimate goal with the company?

My ultimate goal is to be acquired.
Potential acquirer's are mainstream global brands like General Mills and Hershey's who are buying more natural boutique brands to compete in the natural market.
Another option is to sell to a company that is already in the functional snack space, as we could become another product line offering to their existing customer base.

Who is your team?

I'm surrounded by amazing women!

Andrea Kirschner, our CFO is the former VP of Finance for the Home Shopping Network. Andrea is a financial retail genius.

Mellisa Pashco, our Lead Sales/ distribution Strategist has been integral in the in the launch and expansion of numerous sports nutrition packaged goods, including Quest Nutrition's keto line, KNOW Foods, and Stryve.

Bridget Jacobs is our graphic designer and the brainchild of all of The Cookie Department's designs and graphic marketing materials.

And of course, my wonderful wife Elannah, who is the inspiration behind it all. She's our Chief Taste Tester as well as my biggest cheerleader.

Are you sold to both retailers and wholesalers?

At a market, coffee shop or convenience store, for example, customers buy one or two individually packaged, single cookies. The box will be on the shelf next to the protein bars, and customers can pull out individual cookies. To our wholesale warehouse customers, like Cash and Carry, who sell to other retailers, customers would buy full boxes of cookies to then resell individually at their own retail locations.

How are your products marketed?

Instagram.
SEO
Subscription boxes
Working on PR opportunities.

What will the funds you raise be used for?

Targeted tradeshows
Launch of additional Skews

What exactly is the ketogenic diet and how big is the consumer market?

Created in 1923 by Dr. Russell Wilder of the Mayo Clinic for the treatment of epilepsy, the ketogenic diet has proven to be a life-altering solution for many people suffering from a wide range of serious health conditions. Thanks to its medical benefits and effective weight loss results, the diet is being adopted world-wide, and continues to gain in popularity.

How large is the ketogenic consumer market?

Within the forecast period of 2019 to 2023 the keto market is expected to grow at a rate of 5.5%, with some projections predicting growth to over $366 billion.

Financials

The Cookie Department has financial statements ending December 31 2019. Our cash in hand is $14,023.77, as of December 2019. Over the three months prior, revenues averaged $26,169.65/month, cost of goods sold has averaged $19,629.91/month, and operational expenses have averaged $8,942.76/month.

At a Glance

January 1 to December 31

$242,344 [29%]
Revenue

-$50,228
Net Loss

$97,273 [5%]
Short Term Debt

$97,167
Raised in 2019

$14,024
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

For the past 10 years, The Cookie Department has offered a line of traditional cookie flavors like Chocolate Chip and Ginger Snap with added functional ingredients like Fair Trade coffee and superfoods. Several months ago we pivoted, and now exclusively offer cookies that are gluten free, have 1 gram of sugar, and 3-4 net carbohydrates, to appeal to the ever growing low carb consumer market. We're one of the first ketogenic friendly, gluten free certified packaged cookies.

Milestones

The Cookie Department, Inc. was incorporated in the State of California in January 2012.

Since then, we have/are:

- Available on 7-Eleven shelves as one of their first ketogenic friendly cookie offerings in the Pacific NW.

- Available on select GNC shelves as of April 1st 2020

- Designated as an "Amazon's Choice" product.

- E-commerce sales increased 1056% since launching keto friendly products on 8/19/19

- The first ketogenic friendly cookie to be sold on Bodybuilding.com

- Since launching our keto line, Amazon sales are up 893%

- Up to 22,400 followers on Instagram

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $242,343.82 compared to the year ended December 31, 2018, when the Company had revenues of $343,692.72. Our gross margin was 26.54% in fiscal year 2019, compared to 32.21% in 2018.

- *Assets.* As of December 31, 2019, the Company had total assets of $148,919.24, including $14,023.77 in cash. As of December 31, 2018, the Company had $210,436 in total assets, including $73,810.68 in cash.

- *Net Loss.* The Company has had net losses of $50,228.36 and net losses of $95,291.46 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities.* The Company's liabilities totaled $446,820.22 for the fiscal year ended December 31, 2019 and $435,304.31 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $121,249.17 in debt and $325,571.09 in convertibles.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital this year. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

The Cookie Department, Inc. cash in hand is $14,023.77, as of December 2019. Over the last three months, revenues have averaged $26,169.65/month, cost of goods sold has averaged $19,629.91/month, and operational expenses have averaged $9018.91/month, for an average burn rate of $3006.30 per month. Our intent is to be profitable in 22 months.

We launched with a new co-packer to start producing a new line of keto and gluten free certified cookies. We now pay 50% upfront to our co-packer and then follow it up with the remaining 50% on net 15. Covid19 did put a damper on our sales due to our co-packer temporarily shutting down in Washington State.

We expect our expenses to increase as we ramp up production on our new line. We also expect revenues to increase as we increase sales. We will look to raise more capital through Wefunder in 2020

We are in the process of applying for a $51,000 SBA disaster loan which will help us with cash flow during the Covid19 pandemic

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin: -21%

Gross Margin: 27%

Return on Assets: -34%

Earnings per Share: -$0.84

Revenue per Employee: $242,344

Cash to Assets: 9%

Revenue to Receivables: 435%

Debt Ratio: 300%

2018 and 2019 Balance Sheets.pdf

2018 and 2019 Financials Final.pdf

The Cookie Department Wefunder Illustrative Financial Statements 2019 7 .pdf

TCD Financials 2017 and 2016 updated .pdf

Risks

1. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

2. Akiva Resnikoff is currently the only official employee of the company. The rest of the team are currently on contract employment.

3. Due to California's new Proposition 65 labeling laws, The Cookie Department's packaging will now contain an image of the prop 65 warning label. This could have an impact on sales within the state of CA.

4. Andrea Kirschner is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

5. We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. The specialty foods market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production.

6. The Company, like many comparable food production companies, may make capital expenditures in such areas as research and development, and future project development. Therefore, management of working capital, strategic planning of capital expenditures and the company's debt position are all of major importance. Various risks are associated with interest rates and financing—these risks must to be managed well to ensure profitability.

7. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Those factors can be difficult to predict and may impact business operations.

8. Our future success depends on retaining partnerships and full-filling production orders in the future. If those partnerships are impaired or if we're unable to fulfill customer needs we may see a decrease in our overall revenues.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Isaac Resnikoff	Designer @ Project Room	2012
Akiva Resnikoff	CEO @ The Cookie Department	2012
Andrea Kirschner	Finance @ Diversified Maintenance Systems	2016

Officers

OFFICER	TITLE	JOINED
Andrea Kirschner	CFO	2016
Akiva Resnikoff	President CEO Secretary	2012

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Akiva Resnikoff	40,000 Common Stock	63.7%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
04/2019	$97,167	Convertible Note
01/2016	$28,366	Loan
01/2016	$5,000	Loan
07/2014	$50,000	Loan
04/2015	$53,500	Loan
09/2017	$8,000	Loan
01/2016	$5,000	Loan
04/2015	$5,000	Loan
10/2017	$211,000	Convertible Note
03/2014	$30,000	Convertible Note

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
10/31/2017	$211,000	6.0%	20.0%	$5,000,000	10/31/2020

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
OBDC	07/01/2014	$50,000	$5,501	7.25%		Yes
Kiva User Funds	04/01/2015	$5,000	$0	0.0%	04/01/2017	
Pam Marcus	04/01/2015	$53,500	$18,475	0.0%		Yes
Bob Grossman	01/01/2016	$28,366	$20,966	0.0%		Yes
Jesse Powell	01/01/2016	$5,000	$5,000	6.0%		Yes
Russell Kassman	01/01/2016	$5,000	$5,000	6.0%		Yes
Irene Unterberger	09/01/2017	$8,000	$0	0.0%	09/01/2019	Yes

Related Party Transactions

Name	Bob Grossman
Amount Invested	$28,366
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$28,366 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan with no set maturity date.

Name	Pam Marcus
Amount Invested	$53,500
Transaction type	Loan
Issued	04/01/2015
Outstanding principal plus interest	$18,475 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Former colleague of founder

This is a related party loan from a prior business partner. It has no set maturity date.

Name	Russell Kassman
Amount Invested	$5,000
Transaction type	Loan
Issued	01/01/2016
Outstanding principal plus interest	$5,000 as of 08/2019
Interest	0.0 per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Friend of founder

Related party loan which may convert into equity or be repaid. There is no set maturity date.

Use of Funds

$50,000 5% will be used to cover the fee from Wefunder 10% is reasonably anticipated to go towards the production of POS (point of sale) display stands for our current and future retail partners to use as a way to up sell our line. This was a direct request from the US Air force and Army (AAFES). 10% is reasonably anticipated to go towards paying for distributor trade shows to help expand upon our current regions. 10% is reasonably anticipated to go towards paying for SEO for our soon to be completed direct to consumer e-commerce website. 30% is reasonably anticipated to go towards would driving more revenue within the retail grocery channel by utilizing contract demo reps and in store promotions. 35% is reasonably anticipated to go towards working capital to fund extra production.

$600,000 2% is reasonably anticipated to go towards the production of POS (point of sale) display stands for our current and future retail partners to use as a way to up sell our line. This was a direct request from the US Air force and Army (AAFES). 2.5% is reasonably anticipated to go towards paying for SEO for our soon to be completed direct to consumer e-commerce website. 5% will be used to cover the fee from Wefunder 20% is reasonably anticipated to go towards would driving more revenue within the retail grocery channel by utilizing contract demo reps and in store promotions. 11% is reasonably anticipated to go towards the hiring of an inside sale rep to expand our direct retail business with throughout the country. Our channels include: - Climbing and general fitness gyms - Nutrition and supplement stores - Juice, smoothie and acai bowl bars - College bookstores - Outdoor Sporting Stores & Bike Shops - Independent & chain coffee shops 20% is reasonably anticipated to go towards the hiring of a food service SVP to expand our distribution network throughout the country. 10% is reasonably anticipated to go towards paying for industry trade shows to show off our line to distributors and independent and chain retailers throughout the country. Trade shows include: - Natural Products Expo West & East - Fancy Food Show West & East - National Restaurant Association - Outdoor Retailer (to attract companies like REI, Camping World, Dick's Sporting Goods, etc) 29.5% is reasonably anticipated to go towards working capital to fund ongoing production and the launch of new flavors.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	999,999	59,756	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.